

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Mark K. Hardwick
Chief Executive Officer
First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305-2814

> **Re: First Merchants Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2022**
> **Filed August 9, 2022**
> **File No. 001-41342**

Dear Mr. Hardwick:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance